FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2444
Fax +27 11 484-0682
www.goldfields.co.za
24 November 2004
PROTECT YOUR INVESTMENT
STOP HARMONY'S OFFER FOR GOLD FIELDS
VOTE IN FAVOUR OF
THE IAMGOLD TRANSACTION
Dear Gold Fields Shareholder
,
Over the past six weeks you have been inundated with misinformation in support of Harmony's value destroying, hostile and coercive bid for our great company.
Central to Harmony's attack has been the Norilsk supported demand that our proposed reverse takeover of IAMGold be blocked, thereby denying you, the Gold Fields shareholder, the opportunity to create and own a great new gold investment: Gold Fields International.
On 7
th
December, you have the opportunity make this vision a reality by voting yes for the creation of Gold Fields International.
Over the past few weeks we have actively canvassed the majority of our shareholders and they have told us in no uncertain terms:
"Gold Fields Shareholders want Gold Fields International!"
The proposed reverse takeover of IAMGold by Gold Fields, to create Gold Fields International as the 70% owned and controlled international subsidiary and growth vehicle of Gold Fields, is part of the ongoing internationalisation strategy of Gold Fields, aimed at creating a truly competitive global player in the gold industry. Gold Fields International will be one of the world's top gold producers (fourth largest in North America and seventh largest in the world); with an enviable set of global assets; and with the most aggressive growth profile in the industry.
Your Board remains unwavering in its belief in the benefits, strategic rationale and value of the proposed transaction for Gold Fields' shareholders.
Directors:
C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland†
(Chief
Financial Officer), J M McMahon†
, G R Parker‡
, R L Pennant-Rea†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†British,
‡American,
#
Ghanaian.
Corporate Secretary:
C Farrel

In October 2004, South Africa's Minister of Finance announced a series of relaxations to South Africa's exchange control legislation. We welcome the changes because, far from making Gold Fields International redundant as was suggested by Harmony, the proposed changes will make it easier for Gold Fields and Gold Fields International to achieve its international growth objectives. If anything they enhance the strategic rationale for the transaction: creating a vehicle with direct access to international equity and debt markets, able to compete more effectively on a global stage and deliver the aggressive growth that Gold Fields International is expected to deliver.
VOTE FOR GOLD FIELDS INTERNATIONAL ON THE GOLD PROXY CARD.
Our purpose in proposing the creation of Gold Fields International is:
·
To create a vehicle capable of generating dynamic international growth in which you, the Gold Fields shareholder, will participate directly through your 70% controlling stake;
·
To ensure that you benefit directly from the premium share rating typically given to North American listed gold companies. We have already seen that premium rating come through in the share prices of both Gold Fields and IAMGold (which is now a proxy for Gold Fields International - see page 3); and
·
To let you benefit from the potential value creation derived from a company that is staffed and focused on aggressive growth, that is domiciled at the centre of the deal flow, and has ready access to the capital markets and the ability to respond rapidly to opportunities as they arise.
The transaction is well thought through, robust and creates an exciting growth vehicle:
·    Gold Fields will fully CONSOLIDATE and CONTROL Gold Fields International, thereby enabling Gold Fields shareholders to benefit from future growth and value creation. We will have:
o 70% ownership of Gold Fields International
o 7 out of 10 board members
o Gold Fields proven management team
o Top-up rights to mitigate dilution
·    Anticipated production of approximately 2 million ounces in 2005 is projected to increase to approximately 3.5 million gold equivalent ounces in 2007 through our existing organic growth projects and our exciting, high impact and fully funded project pipeline.
·    Proven and probable attributable gold reserves of 19.2 million ounces, measured and indicated resources (including reserves) of 25.9 million ounces, and additional inferred resources of 9.1 million ounces.
·    Strong pipeline of near-term development projects and an extensive portfolio of attractive advanced-stage exploration projects.
·    Unhedged production and reserves giving direct and full exposure to the gold price.
·    Geographically diversified asset base including operations and projects in Australia, West
Africa, China, Europe and the Americas.

·    Strong balance sheet with approximately US$450 million in cash, cash equivalents and bullion and anticipated operating cash flow in financial year 2005 of approximately US$251 million (assuming a gold price of US$400 per ounce).
·    Experienced management team drawn from Gold Fields and IAMGold with a well established international mine development and operating track record.
Control of Gold Fields International will be firmly in the hands of Gold
Fields' shareholders who will own 70% of the company.
We urge you to vote FOR the reverse takeover of IAMGold on the Gold proxy card.
Every single vote counts.
Your Board believes Harmony has used unsubstantiated claims to create uncertainty regarding the proposed reverse takeover to create Gold Fields International.
For example:
·
Harmony claims that we are giving up control of our international assets, with most of the cash and board seats going to IAMGold. This is not true. You, the Gold Fields shareholders, will have a 70% controlling ownership of Gold Fields International; 7 out of the 10 board seats; and greater cash and bullion reserves than you have now.
·
Harmony claims this transaction is a disposal of assets. Again, this is wrong. The transaction is a reverse takeover by Gold Fields of IAMGold and its 400,000 ounces per annum of quality international production, cash reserves and royalty stream, with Gold Fields ending up with 70% ownership and control of the larger resulting company.
·
Harmony's claims that the creation of Gold Fields International will lead to value leakage for Gold Fields shareholders. Yet another misrepresentation. To illustrate how much value this transaction has already created for you, the Gold Fields shareholder:
·     From the date of announcement of the combination (10 August 2004), until 14
October, 2004, IAMGold's share price (which was now acting as a proxy for Gold Fields International) increased by 60%. Gold Fields' 70% share of Gold Fields International saw an implied increase in value of over US$1 billion.
·    Over the same period the Gold Fields share price increased by 30% implying a significant re-rating against its peer group as the benefits of the transaction flowed through to the parent company.
·    Over this same period the Harmony share price increased by only 23%, despite a cut in South African interest rates. Judging by previous performances one would have expected Harmony to outperform Gold Fields. AngloGold's share price increased by 11% over the same period.
Gold Fields International is set to grow and create significantly more value for Gold Fields shareholders.

Thank you for your support during these challenging times. We have a great company and the creation of Gold Fields International through the reverse takeover of IAMGold will bring even greater opportunities. On behalf of the entire Board of Directors of Gold Fields, I urge you to VOTE FOR creating more value.
VOTE FOR THE REVERSE TAKEOVER OF IAMGold!
VOTE FOR GOLD FIELDS INTERNATIONAL!
VOTE FOR VALUE!
Yours sincerely,
Ian Cockerill
Chief Executive

VOTE TODAY BY FOLLOWING THESE INSTRUCTIONS
If you are in any doubt as to how to vote your shares, please contact us at the Shareholder Information Hotline numbers below, or consult your broker, banker, accountant, legal adviser or other professional adviser immediately.
VOTING INSTRUCTIONS FOR HOLDERS OF
GOLD FIELDS SHARES
IF YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITHOUT "OWN NAME" REGISTRATION:
You should immediately contact your CSDP or broker and instruct them to vote your shares FOR Resolutions 1 and 2 at the December 7 General Meeting.
If you wish to attend the General Meeting or authorise another person to represent you, you must contact your CSDP or broker and instruct them to issue the necessary letter of representation authorising you or your representative to do so.
In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the General Meeting or authorise another person to represent you at the General Meeting, and your CSDP or broker will issue the necessary letter of representation authorising you or your representative to do so.
IF YOU HAVE NOT DEMATERIALISED YOUR GOLD FIELDS SHARES OR YOU HAVE DEMATERIALISED YOUR GOLD FIELDS SHARES WITH "OWN NAME" REGISTRATION:
Voting, attendance and representation at General Meeting
You should immediately complete the form of proxy (gold), also available on www.goldfields.co.za in accordance with the instructions contained therein and return it to the registered office of Gold Fields, 24 St. Andrews Road, Parktown, Johannesburg, 2193, South Africa, so as to be received by not later than 9.00 a.m. (South African time) on Friday, December 3, 2004.
Alternatively you may attend the General Meeting and vote in person, or appoint someone to attend and vote for you.
IF YOU HAVE DISPOSED OF YOUR GOLD FIELDS SHARES:
If you have sold or otherwise disposed of all your Gold Fields Shares, the circular sent to you previously dated 29 October 2004, together with the form of proxy (gold) should be handed to the purchaser of such Gold Fields Shares or the broker, banker or agent through whom the disposal was effected.

VOTING INSTRUCTIONS FOR ADR HOLDERS
IF YOU HELD YOUR ADRs AS OF THE OCTOBER 29, 2004 RECORD DATE:
If your ADRs are held in your account at a broker or bank, please sign, date and return your voting instruction form TODAY. Please also contact the person responsible for your account and instruct them to vote your ADRs FOR Resolutions 1 and 2 at the General Meeting of Gold Fields shareholders on December 7. You or your bank or broker may call us for assistance collect at the hotline number provided at the end of this letter. The vote cut-off for ADRs is 12:00 noon, New York City time, on Tuesday November 30, 2004. Please give your broker or bank sufficient notice that they may vote your shares prior to the deadline.
If you held the certificate for your ADRs as of the record date: please sign, date and return your executed ADR Voting Instruction Form in the envelope provided with the Circular dated 29 October 2004. Alternatively, you may fax your Voting Instruction form to us at +1 212-750- 5799 and we will see that it is delivered to the ADR Depositary, The Bank of New York, prior to the ADR vote cut-off at 12:00 noon, New York City time, on Tuesday, November 30, 2004.
IF YOU PURCHASED YOUR ADRs AFTER THE OCTOBER 29, 2004 RECORD DATE:
You can "break" your ADRs (i.e., convert them into Ordinary Shares of Gold Fields) and vote by proxy or in person at the General Meeting. If you vote by proxy, you must have your South African CSDP execute and deliver your vote prior to the proxy vote deadline of 9:00 a.m. South Africa Time on Friday, December 3, 2004.
For instructions or assistance in "breaking" your ADRs and voting the resulting Ordinary Shares, please contact us at the Shareholder Information Hotline numbers below. It typically takes three business days, including the date of your instruction, to convert ADRs into Ordinary Shares. If you do not initiate the conversion by Monday, November 29, 2004, it is unlikely that you will be able to complete the conversion and vote your shares at the General Meeting.
Alternatively, if you can contact the party from whom you purchased the ADRs you may prevail upon them to vote by following the instructions for record date holders above.

SHAREHOLDER INFORMATION HOTLINES
Gold Fields has appointed Innisfree M&A Incorporated and Computershare Investor Services 2004 (Proprietary) Limited as shareholder communication consultants who have established shareholder information hotlines.
If you have any questions regarding the contents of this Circular, including the action you should take in order to cast your vote at the General Meeting, please call the appropriate shareholder information hotline below.
FROM SOUTH AFRICA,
Call Computershare Investor Services 2004 (Proprietary) Limited
Toll Free at: 0800 202 361
OUTSIDE OF SOUTH AFRICA,
Call Innisfree M&A Incorporated:
From Countries in the European Union
Call Toll Free at: 00-800-7710-9971
From the U.S. and Canada
Call Toll Free at: 1-877-687-1871
IF YOU ARE OUTSIDE THE TOLL-FREE AREAS:
Shareholders Call Collect (reverse charges): + 1 646-822-7436
Banks and Brokers Call Collect (reverse charges): +1 212-750-5833
HOTLINE HOURS ARE:
8:00 a.m. to 7:00 p.m. local time
in South Africa and countries in the European Union
8:00 a.m. to 9:00 p.m. EST in North America
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.
This document contains "forward-looking statements" with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are "forward-looking statements".
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in materials filed and furnished by Gold Fields with the SEC from time to time, including its most recent Annual Report on Form 20-F.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 24 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs